Public

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18005573

ssing

FEB 28 2018

Washington DC
408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-49765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aethlon Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 S. 6th St., Suite 1790
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sima Griffith — 612-338-6065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP, Lindell, John
(Name – *if individual, state last, first, middle name*)

225 S. 6th St., Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Sima Griffith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aethlon Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANNIE MARIE MAIER
Notary Public
Minnesota
My Commission Expires January 31, 2020

Signature

Managing Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AETHLON CAPITAL, LLC

Minneapolis, Minnesota

FINANCIAL STATEMENT

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2017

AETHLON CAPITAL, LLC

TABLE OF CONTENTS
As of December 31, 2017

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Aethlon Capital, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aethlon Capital, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
We have served as the Company's auditor since 2001.
February 26, 2018

AETHLON CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017

ASSETS

CASH & CASH EQUIVALENTS	$ 11,851
MARKETABLE SECURITIES	186,762
PREPAID EXPENSES	1,735
PROPERTY AND EQUIPMENT, NET	2,523
TRADEMARK	800
TOTAL ASSETS	$ 203,671

LIABILITIES AND MEMBER'S EQUITY

LINE OF CREDIT	$ 64,458
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	12,873
TENANT ALLOWANCE	371
TOTAL LIABILITIES	77,702
MEMBER'S EQUITY	125,969
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 203,671

See accompanying notes to financial statement.

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Aethlon Capital, LLC (the Company) was formed in October 1996 as a limited liability company under Chapter 322B of the Minnesota statutes. The Company will continue until October 30, 2026 unless terminated prior to that time.

The Company is a licensed securities broker-dealer and specializes in providing investment banking services for public and private emerging growth companies. Services provided include merger and acquisition services and general corporate finance advisory services.

The Company is a member of the Securities Investors Protection Corporation (SIPC) and Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of Federal Deposit Insurance Corporation (FDIC) and similar insurance coverage's are subject to the usual banking risks associated with funds in excess of those limits.

Marketable Securities

Marketable securities consist of publicly traded common stock and are classified as trading securities. Trading securities are reported at fair market value with all unrealized gains (losses) included in other income on the statements of operations.

Property and Equipment, Net

Property and equipment consists of computer equipment, furniture and software and are recorded at cost and being depreciated using the straight-line method over estimated useful lives of 3 to 7 years. Repairs and maintenance costs are expensed as incurred.

Revenue Recognition

The Company's revenues are derived from consulting fees and commissions from merger and acquisition advisory services. Consulting fees are nonrefundable deposits received during the initial stages of a merger and acquisition advisory services. Consulting fees may be deductible against the total commissions to be received upon the closing of a transaction. Consulting fees are recognized upon receipt. Commission revenue is recognized at the time of the transaction's closing.

Income Taxes

The Company is not a taxpaying entity for federal and state purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the financial statements.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

NOTE 1 – Summary of Significant Accounting Policies (cont.)

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

During February 2016, the FASB issued ASU No. 2016-02 "Leases." ASU No. 2016-02 requires that leases are recorded as a right-of-use asset on the statement of financial condition along with a lease liability for both capital and operating leases. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently assessing the effect that ASU No. 2016-02 will have on its results of operations, financial condition and cash flows.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2017, the Company had net capital of $78,421 which was $73,241 in excess of its required net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. The Company's net capital ratio was 0.99 to 1 as of December 31, 2017.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2017 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 3 - Property and Equipment, Net

Property and equipment consisted of the following as of December 31, 2016:

Equipment and Furniture	$ 53,389
Website	22,100
Leasehold Improvements	1,749
Total	77,238
Less: Accumulated Depreciation	(74,715)
	$ 2,523

NOTE 4 - Line of Credit - Bank

The Company has a $90,000 line of credit agreement with a bank. The line of credit is due on demand, matures in November 2018 and is collateralized by the general business assets of the Company and guaranteed by the majority member. Interest is payable monthly at the prime rate plus 1.0% (5.25% as of December 31, 2017). There was $64,458 outstanding on the line of credit as of December 31, 2017.

NOTE 5 – Related Party Transactions

As of December 31, 2017, there was $7,626 of payables due to the Sole Member included in accounts payable and accrued expenses.

NOTE 6 - Operating Leases

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017

The Company has a non-cancelable operating lease for office space. The lease expires December 2018 and requires monthly base rents increasing from $2,140 to $2,482 over the term of the lease. In addition, the Company is required to pay its pro rata share of the building's property taxes and operating expenses. As of February 26, 2018, rent is not payable to our landlord for the six months from September 2017 to February 2018.

The Company also leases a vehicle under a lease that expires August 2020. The monthly lease payment is $460.

Future minimum rental commitments are as follows for the years ending December 31:

2018	$	35,307
2019		5,523
2020		3,222
	$	44,052

NOTE 7 - Subsequent Events

The Company has evaluated subsequent events occurring through February 26, 2018, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.